EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
(in millions except ratio of earnings to fixed charges)

	Six Months Ended
	June 30,
	2009
Earnings:
Income from continuing operations before income taxes	$332.3
Portion of rents representative of interest expense	4.7
Interest on indebtedness, including amortization of deferred loan costs	0.1
Amortization of capitalized interest	-
Earnings, as adjusted	$337.1

Fixed Charges:
Portion of rents representative of interest expense	$4.7
Interest on indebtedness, including amortization of deferred loan costs	0.1
Capitalized interest	28.5
Total fixed charges	$33.3

Ratio of earnings to fixed charges	10.12	x